Filed by:  Dollar Thrifty Automotive Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company:  Dollar Thrifty Automotive Group, Inc.
Commission File Number for the Related Registration Statement on Form S-4: 333-167085

The following email was sent to employees of Dollar Thrifty Automotive Group, Inc. on June 9, 2010.

Employee Questions

Over the past few weeks we have been sharing information related to the definitive agreement signed with Hertz and the required process that must be completed before a transaction is approved. We have also kept you informed as Avis approached the Company and we began the due diligence process with them.  Last week you received information that the Form S-4 had been filed, which contains details of the transaction with Hertz.  We understand you have questions and concerns about the impact of these actions and we will do our best to answer these questions in the upcoming weeks as permitted by the regulatory process.

To this end, we have set up an email box entitled employee.questions@dtag.com

Please send your questions to this address and as and when we have information we will post the responses on the intranet for all employees to read. We anticipate that we will post an update every two weeks.

Please find the first update below.

Q.           Will jobs be immediately impacted by layoffs or job elimination once the Hertz transaction is completed?

A.
Hertz has indicated that they will conduct a thorough review of DTG operations during the integration phase and it is their intent to retain the best talent from both organizations. They have not given us any information on what functions they see as being impacted or where jobs will be located.  They have said that they plan to run the Hertz Brands separately from the DTG Brands. Once it is clear that the DTG shareholders and the Federal Trade Commission will approve the transaction, we expect Hertz will provide more information on these types of questions.

Q.	There is a union environment at Hertz. Will we be automatically required to join a union as a result of the merger?

A.	No, you will not be automatically required to join a union as a result of the sale. The normal rules regarding unionization, including the election process, will apply following the sale.

Q.
Why is the value of my interest in the 401(k) plan not the same as the number of shares allocated to my account multiplied by the market price of DTG’s stock and what will happen to the DTG stock in the 401(k) plan in the merger?

A.
The 401(k) plan company stock fund is invested in DTG stock (which has the same market value as any other share of DTG stock held outside the plan) and a small amount of cash or cash equivalents so the fund can carry out daily transactions. Because of this small cash portion, the value of any interest you have in the fund will be different than the number of shares allocated to your account multiplied by the market price. In the merger, the shares of DTG stock allocated to your account will be exchanged for the same consideration that other shareholders receive.

Q.	What is the impact on current wages? Will my current wage remain the same or will I be brought into the company as a new hire?

A.
Hertz has agreed to honor current wages for DTG employees that continue with the company and are not covered by a collective bargaining agreement, for the first year following the completion of the acquisition.

Please keep in mind that there are many questions that we have received that we just don’t have answers to as they focus on what will happen after the closing of the transaction.  Once approvals have been obtained, we anticipate Hertz will provide more information related to these matters.  These questions include the following:

Will seniority be combined and will the years of service be recognized?

What will the impact be on employees wanting to transfer to other locations?

I am a former Hertz employee that now works for DTG. Will this affect my re-hire status with Hertz?

I was a service agent with Advantage and my job was outsourced when Hertz took over. Will that happen again?

How will the incentive plans for RSAs be impacted?

Will we be sharing our fleet?

Will we be required to use the Hertz computer system?

Will a severance package be provided to employees in the event of a job separation?

Will Hertz keep jobs in Tulsa?

Forward-Looking Statements

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of Dollar Thrifty Automotive Group, Inc. (“DTG”) and Hertz Global Holdings, Inc. (“Hertz”) and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the merger of DTG with and into a wholly owned subsidiary of Hertz (the “Merger”) or may be required to accept conditions that could reduce the anticipated benefits of the Merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed Merger may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of the two companies; (4) the proposed Merger may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed Merger; and (6) the industry may be subject to future risks that are described in SEC reports filed by DTG and Hertz. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by DTG and Hertz. DTG and Hertz assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

Important Information for Investors and Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Hertz has filed with the Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4 (registration statement number 333-167085) that includes a preliminary proxy statement of DTG that also constitutes a preliminary prospectus of Hertz. Hertz and DTG also plan to file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of DTG. INVESTORS AND STOCKHOLDERS OF DTG ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Hertz and DTG, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Hertz will be available free of charge on Hertz’s internet website at www.hertz.com or by contacting Hertz’s Investor Relations Department at 201-307-2100. Copies of the documents filed with the SEC by DTG will be available free of charge on DTG’s internet website at www.dtag.com or by contacting DTG’s Investor Relations Department at 918-669-2119. Hertz, DTG, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of DTG in connection with the proposed transaction. Information about the directors and executive officers of Hertz is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 9, 2010. Information about the directors and executive officers of DTG is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 27, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC when they become available.